

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2014

Via E-mail
Kingrich J. Lee
Chief Executive Officer
Luckycom Inc.
Level 8, Two Exchange Square
8 Connaught Place
Central, Hong Kong

> **Re:    Luckycom Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed May 15, 2014**
> **File No. 333-187874**

Dear Mr. Lee:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please define "international public tender" the first time it is used.

Financial Statements

Consolidated Statements of Operations, page F-4

2. We note you only present a single line item to capture your total operating expenses for the periods presented.  Please state separately material amounts for any classes of expenses to comply with Rule 5-03 of Regulation S-X.

Kingrich J. Lee
Luckycom Inc.
May 30, 2014
Page 2

Consolidated Statement of Cash Flows, page F-5

3. We note that you report $262,182 of cumulative loss for the period from inception to February 28, 2014 in your statement of operations.  However, you report cumulative loss for the same period as $252,838 in the statement of cash flows and in Note 2 to your financial statements.  Please resolve these inconsistencies.

4. Your disclosures in Note 3 to your financial statements indicate that you received a related party loan in the amount of $164,682 during the year ended February 28, 2014.  However, it appears that you have labelled this loan from your officer as "Repayments of officer loans" in the financing activities section of your statement of cash flows.  Please resolve this inconsistency

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.  Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director